EXHIBIT 11.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Statement on Form 1-A, Amendment 5 of our audit report dated August 21, 2019 (except as to the 4,000 to 1 reverse stock split disclosed under “Common Stock” in Note 8 to the consolidated financial statements, of which the date is March 16, 2020), with respect to the consolidated balance sheet of The 4LESS Group, Inc. as of January 31, 2019, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year ended January 31, 2019. Our report relating to those financial statements includes an emphasis of matter paragraph regarding an uncertainty about The 4LESS Group, Inc.’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Interest of Named Experts and Counsel” in such Offering Statement.

/s/ Fruci & Associates II, PLLC

Spokane, Washington

December 10, 2020